Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 21 DATED FEBRUARY 16, 2022
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated August 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Carolina Controlled Subsidiary - Myrtle Beach, SC

On February 10, 2022, we directly acquired ownership of a “majority-owned subsidiary,” FR-Carolina, LLC (the “Carolina Controlled Subsidiary”), for a purchase price of approximately $1,070,000, which is the initial stated value of our equity interest in a new investment round in the Carolina Controlled Subsidiary (the “Carolina Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Carolina Controlled Subsidiary, for a purchase price of approximately $9,631,000 (the “Carolina Interval Fund Investment” and, together with the Carolina Growth eREIT VII Investment, the “Carolina Investment”). The Carolina Controlled Subsidiary used the proceeds of the Carolina Investment to acquire a stabilized single family home community totaling forty-eight (48) detached homes located off of Berkley Village Loop in Myrtle Beach, SC (the “Carolina Property”). The Carolina Property was built in 2020 and was approximately 94% occupied as of the closing date. The Carolina Growth eREIT VII Investment was funded with proceeds from our Offering, and the closing of the Carolina Investment and the Carolina Property occurred concurrently.

The Carolina Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Carolina Growth eREIT VII Investment, we have authority for the management of the Carolina Controlled Subsidiary, including the Carolina Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by the Carolina Controlled Subsidiary.

The Carolina Property was acquired for a total purchase price of approximately $21,600,000, an average of approximately $450,000 per home. We anticipate additional hard costs of approximately $255,000 for miscellaneous minor capital expenditures and rebranding, as well as additional soft costs and financing costs of approximately $746,000 bringing the total projected project cost for the Carolina Property to approximately $22,601,000. To finance the acquisition of the Carolina Property, a $11,900,000 senior loan with an 18-month term and an interest rate of SOFR + 1.80% with 18-months interest only was secured. The Carolina Property consists of a mix of unit types and floorplans, ranging from a 1,398 square foot 3 bedroom, 2 bath homes to 1,519 square foot 4 bedroom, 2 bath homes. Professional third party property management will be installed to manage the Carolina Property.

The following table contains underwriting assumptions for the Carolina Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Carolina Property	5.50%	3.00%	3.00%	4.50%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.